Mail Stop 4561

July 22, 2009

James H. Long
Chief Executive Officer
INX Inc.
6401 Southwest Freeway
Houston, TX 77074

> **Re:** **INX Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 10, 2009**
> **File No. 000-31949**

Dear Mr. Long:

We have reviewed your response letter dated July 13, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 46

1.   We note your response to our prior comment 2 and your proposed revised disclosures with regards to the Company's critical accounting policies for goodwill and impairment of long-lived assets. Please include this information in your June 30, 2009 Form 10-Q and in addition to the proposed disclosures, please also include the following:

- Disclose the amount of goodwill allocated to each reporting unit;

- Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit; and

- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief